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11020081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD CHARTERED SECURITIES(NORTH AMERICA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MADISON AVENUE, 3RD FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOHAMMED GRIMEH 212-667-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MOHAMMED GRIMEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD CHARTERED SECURITIES(NORTH A, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/MANAGING DIRECTOR

Title

Notary Public

GINA FAMA
Notary Public-State of New York
No. 01FA6122713
Qualified in Richmond County
Commission Expires Feb. 22, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

Financial Statements
For the Year Ended
December 31, 2010
With
Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Standard Chartered Securities (North America) Inc.

We have audited the accompanying balance sheet of Standard Chartered Securities (North America) Inc., as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc., as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2011
Atlanta, Georgia

RUBIO CPA, PC

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

	2010
Cash and cash equivalents	$ 14,434,948
Accounts receivable	5,003,337
Accounts receivable - related parties	6,431,451
Refundable income taxes	267,591
Prepaid expenses	18,648
Deposit with clearing broker	100,000
Total Assets	$ 26,255,975

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,428
Due to related parties	5,973,309
Income taxes payable	2,104,070
Total Liabilities	8,079,807
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares issued and outstanding	10
Paid-in capital	1,277,180
Retained earnings	16,898,978
Total Stockholder's Equity	18,176,168
Total Liabilities and Stockholder's Equity	$ 26,255,975

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

	2010
REVENUES	
Agency sales commissions	$ 22,995,154
Investment banking	6,470,000
Other	184,076
Total revenues	29,649,230
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related parties	10,977,604
Other operating expenses	1,166,255
Total expenses	12,143,859
NET INCOME BEFORE INCOME TAXES	17,505,371
INCOME TAX EXPENSE	7,801,782
NET INCOME	$ 9,703,589

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,703,589
Adjustments to reconcile net income to net cash flows from operations:	
Increase in refundable income taxes	(135,288)
Increase in prepaid expenses	(7,121)
Increase in accounts receivable	(9,407,291)
Decrease in accounts payable	(30,341)
Increase in income taxes payable	2,104,070
Increase in due to related parties	5,414,384
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,642,002
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in deposit with clearing broker	(100,000)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(100,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,542,002
CASH AND CASH EQUIVALENTS	
Beginning of period	6,892,946
End of period	$ 14,434,948
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income taxes paid	$ 6,001,000

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 10	$1,277,180	$7,195,389	$8,472,579
Net income			9,703,589	9,703,589
Balance, December 31, 2010	$ 10	$1,277,180	$16,898,978	$18,176,168

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Standard Chartered Securities (North America) Inc. (the "Company"), is a Delaware corporation and an agency broker registered with the U. S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company was formed in 2008 upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring a U.S based broker-dealer. The Company is a wholly-owned subsidiary of Standard Chartered Bank ("Parent") of the United Kingdom, as were the two entities acquired by and merged into the Company during 2008.

The Company acts as a distribution network for foreign securities into the U.S. marketplace for transactions structured by its Parent.

Basis of Accounting: The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2010 are considered collectible and no allowance for doubtful accounts has been provided.

Income Taxes: The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Date of Management's Review: Subsequent events were evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Agency Sales Commissions Revenues: Agency sales commission revenues include fees from securities transactions, where some are fee/commissions for primary and private re-sale transactions and some are fees from apportion of syndicate activity. Agency sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered agency broker, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $4,013,563, which was $3,763,563 in excess of its required net capital of $250,000.

NOTE C – RELATED PARTIES

The Company has expense sharing agreements (Service Level Agreements) with other subsidiaries of the Parent. Under the agreements, the sister companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses. Total cost under the agreements for the year ended December 31, 2010 was approximately $6.2 million.

The Company also has transfer pricing agreements with related entities. During 2010 the Company implemented agreements among related companies for transfer pricing. The Company used the OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations which provide guidance on the application of the "arm's length principle" for the valuation, for tax purposes, of cross-border transactions between associated enterprises.

During 2010, the OECD's Committee on Fiscal Affairs substantially revised the guidance that was released in 1995. The 2010 update to the Model Tax Convention includes revisions that complete the Committee's work on the attribution of profits among related parties. It also provides new guidance on the selection of the most appropriate transfer pricing method to the circumstances and, on how to apply transactional profit methods (the transactional net margin method and the profit split method) and on how to perform a comparability analysis. The results of those revisions impacted the related party agreements and the establishment of the transfer pricing protocol between the related entities.

NOTE C — NET CAPITAL (CONTINUED)

The service level agreements require a mixture of receipts and payments between related parties throughout the year. For the year ended December 31, 2010 there was a net cost to the Company of approximately $5.5 million pursuant to the agreements.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$7,801,782
Deferred income tax expense	-
Income tax expense	$7,801,782

The current income tax expense represents U.S. federal, state and local income taxes, currently payable.

The Company's income tax expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings before income taxes.

The Company accounts for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Accounting Standards Codification 740-10, Accounting for Income Taxes. FASB Accounting Standards Codification 740-10 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income.

Management has assessed the impact of FASB Accounting Standards Codification 740-10 on its financial position and results of operations and has determined that the adoption of FASB Accounting Standards Codification 740-10 has no material effect on its financial statements.

NOTE E – CLEARING BROKER-DEALER

The Company clears some of its customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

SCHEDULE I

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2010

NET CAPITAL:

Total stockholder's equity	$18,176,168
Add: Income taxes payable arising from non-allowable accounts receivable	2,104,070
Less nonallowable assets:	
Intercompany accounts	(5,002,884)
Prepaid expenses	(18,648)
Refundable income	(267,591)
Accounts receivable - related parties	(6,431,451)
	(11,720,574)
Net capital before haircuts	8,559,664
Less haircuts:	
Foreign currency	(1,114,000)
Undue concentration –CD	(3,432,101)
Net capital	4,013,563
Minimum net capital required	250,000
Excess net capital	$3,763,563
Aggregate indebtedness, net of intercompany accounts	$ N.A.
Net capital based on aggregate indebtedness	$ N.A.
Ratio of aggregate indebtedness to net capital	N.A.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010

There is no significant difference between net capital as reported in Part II of Form X-17A-5, as amended, and net capital as reported above.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. For fully disclosed transactions through the clearing firm the firm is exempt pursuant to paragraph (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. For fully disclosed transactions through the clearing firm the firm is exempt pursuant to paragraph (k)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Standard Chartered Securities (North America) Inc.

In planning and performing our audit of the financial statements of Standard Chartered Securities (North America) Inc., for the year ended December 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Standard Chartered Securities (North America) Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 22, 2011
Atlanta, Georgia

RUBIO CPA, PC

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Standard Chartered Securities (North America) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Genearl Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard Chartered Securities (North America) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Standard Chartered Securities (North America) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Chartered Securities (North America) Inc.'s management is responsible for Standard Chartered Securities (North America) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2011
Atlanta, GA

RUBIO CPA, PC